UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G**

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Las Vegas Sands Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
517834107
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 245,031,600 shares which constitutes approximately 69.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 355,271,020 shares outstanding. All share amounts set forth herein represent holdings as of December 31, 2007.

CUSIP No. 517834107	Page 2 of 14 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON: Sheldon G. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 167,910,027 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 184,910,027 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,910,027

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.05%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 517834107	Page 3 of 14 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON: Miriam Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States/Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 59,914,481 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 59,914,481 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,914,481

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 517834107	Page 4 of 14 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON: Charles D. Forman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 207,092 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 207,092 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,092

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 517834107	Page 5 of 14 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON: Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 167,258,765 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 167,258,765 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,258,765

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.1%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 517834107	Page 6 of 14 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON 2002 Remainder Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 54,770,066 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 54,770,066 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,770,066

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 517834107	Page 7 of 14 Pages

SCHEDULE 13G

ITEM 1(a).	NAME OF ISSUER.

Las Vegas Sands Corp. (the “Company”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

3355 Las Vegas Boulevard South

Las Vegas, Nevada 89109

ITEM 2(a).	NAME OF PERSONS FILING.

(i)	Sheldon G. Adelson (“Mr. Adelson”);

(ii)	Dr. Miriam Adelson (“Dr. Miriam Adelson”);

(iii)	Charles D. Forman (“Mr. Forman”);

(iv)	Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005

(the “Family Trust”); and

(v)	2002 Remainder Trust (the “2002 Remainder Trust” and collectively with the persons listed in (i) through (iii) above, the “Reporting Persons”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE.

The address of the principal offices of (i) Mr. Adelson, (ii) Dr. Miriam Adelson, (iii) Mr. Forman, (iv) the Family Trust and (v) the 2002 Remainder Trust is:

c/o Las Vegas Sands Corp.

3355 Las Vegas Boulevard South

Las Vegas, Nevada 89109

ITEM 2(c).	CITIZENSHIP.

See item 4 of each Reporting Person’s cover page.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock, $0.001 par value per share, of the Company (the “Common Stock”).

CUSIP No. 517834107	Page 8 of 14 Pages

SCHEDULE 13G

ITEM 2(e).	CUSIP Number.

517834107

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP.

(a)	Amount Beneficially Owned:

Incorporated by reference from item 9 of the cover page of each Reporting Person.

(b)	Percent of Class:

Incorporated by reference from item 11 of the cover page of each Reporting Person.

(c)	Number of Shares to which Each Reporting Person has:

Incorporated by reference from items 5-8 of the cover page of each Reporting Person.

Mr. Adelson directly owns 100 shares of Common Stock and 68,882 shares of Common Stock currently issuable upon the exercise of vested options.

The Family Trust directly owns 167,258,765 shares of Common Stock.

Mr. Adelson, as sole trustee of the Family Trust, retains sole voting and dispositive power over the 167,258,765 shares owned by the Family Trust.

Mr. Adelson, Irwin Chafetz and Timothy D. Stein are co-trustees of the Sheldon G. Adelson July 2007 Two Year LVS Annuity Trust (the “July 2007 Two Year Trust”). The July 2007 Two Year Trust directly owns 5,000,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 5,000,000 shares of Common Stock owned by the July 2007 Two Year Trust. Messrs. Chafetz and Stein share voting control over the 5,000,000 shares of Common Stock in the July 2007 Two Year Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the July 2007 Two Year Trust.

Messrs. Adelson, Chafetz and Stein are co-trustees of the Sheldon G. Adelson July 2007 Three Year LVS Annuity Trust (the “July 2007 Three Year Trust”). The July 2007 Three Year Trust directly owns 5,000,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 5,000,000 shares of Common Stock owned by the July 2007

CUSIP No. 517834107	Page 9 of 14 Pages

SCHEDULE 13G

Three Year Trust. Messrs. Chafetz and Stein share voting control over the 5,000,000 shares of Common Stock in the July 2007 Three Year Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the July 2007 Three Year Trust.

Messrs. Adelson, Chafetz and Stein are co-trustees of the Sheldon G. Adelson 2007 Two Year LVS Annuity Trust (the “2007 Two Year Trust”). The 2007 Two Year Trust directly owns 3,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 3,500,000 shares of Common Stock owned by the 2007 Two Year Trust. Messrs. Chafetz and Stein share voting control over the 3,500,000 shares of Common Stock in the 2007 Two Year Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the 2007 Two Year Trust.

Messrs. Adelson, Chafetz and Stein are co-trustees of the Sheldon G. Adelson 2007 Three Year LVS Annuity Trust (the “2007 Three Year Trust”). The 2007 Three Year Trust directly owns 3,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 3,500,000 shares of Common Stock owned by the 2007 Three Year Trust. Messrs. Chafetz and Stein share voting control over the 3,500,000 shares of Common Stock in the 2007 Three Year Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the 2007 Three Year Trust.

Mr. Adelson is the trustee and Dr. Miriam Adelson is the successor trustee of the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the “Charitable Trust”). The Charitable Trust directly owns 582,280 shares of Common Stock. Mr. Adelson retains sole voting and dispositive power over the 582,280 shares of Common Stock owned by the Charitable Trust. Mr. Adelson and Dr. Adelson disclaim beneficial ownership of the Common Stock owned by the Charitable Trust.

The 2002 Remainder Trust does not directly hold any shares of Common Stock. The establishing instrument of the 2002 Remainder Trust established four separate, legally distinct trusts (the “Separate Trusts”). The Separate Trusts hold the following shares of Common Stock: the ESBT S Trust (13,692,516 shares), the ESBT Y Trust (13,692,516 shares), the QSST A Trust (13,692,517 shares) and the QSST M Trust (13,692,517 shares).

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the 2002 Remainder Trust and the Separate Trusts. Dr. Adelson retains sole voting control over all shares of Common Stock held by the Separate Trusts as a co-trustee of the 2002 Remainder Trust and each of the Separate Trusts. Dr. Adelson, Mr. Chafetz and Mr. Stein share dispositive control over all shares of Common Stock held by the Separate Trusts as co-trustees of the 2002 Remainder Trust and each of the Separate Trusts. Messrs. Chafetz

CUSIP No. 517834107	Page 10 of 14 Pages

SCHEDULE 13G

and Stein disclaim beneficial ownership of the Common Stock owned by the Separate Trusts.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. Dr. Adelson retains sole voting control over such shares of Common Stock as a co-trustee of the 2004 Remainder Trust. Dr. Adelson, Mr. Chafetz and Mr. Stein share dispositive power over such shares of Common Stock as co-trustees of the 2004 Remainder Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the 2004 Remainder Trust.

Mr. Forman directly owns 202,082 shares of Common Stock and 5,010 shares of Common Stock currently issuable upon the exercise of vested options.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /X/.

Effective November 19, 2007, Mr. Forman resigned as a trustee of the 2002 Remainder Trust, the Separate Trusts and the 2004 Remainder Trust. Effective the same date, Messrs. Chafetz and Stein were appointed as trustees of each of these trusts.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Reporting Persons listed on Exhibit 2 could be deemed to be members of a group. However, the Reporting Persons disclaim membership in a group.

CUSIP No. 517834107	Page 11 of 14 Pages

SCHEDULE 13G

ITEM 9.	NOTICE OF DISSOLUTION OF A GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 517834107	Page 12 of 14 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2008

By:	/s/ Sheldon G. Adelson	By:	/s/ Dr. Miriam Adelson	By:	/s/ Charles D. Forman
Sheldon G. Adelson		Dr. Miriam Adelson		Charles D. Forman

2002 REMAINDER TRUST
By:	/s/ Dr. Miriam Adelson	By:	/s/ Irwin Chafetz	By:	/s/ Timothy D. Stein
Dr. Miriam Adelson, Trustee		Irwin Chafetz, Trustee		Timothy D. Stein, Trustee

SHELDON G. ADELSON 2005 FAMLY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Sheldon G. Adelson, Trustee

[ATTACHMENT TO SCHEDULE 13G FOR 2002 REMAINDER TRUST, SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005, SHELDON G. ADELSON, MIRIAM ADELSON AND CHARLES D. FORMAN]

JOINT FILING AGREEMENT

In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Las Vegas Sands Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2008.

By:	/s/ Sheldon G. Adelson	By:	/s/ Dr. Miriam Adelson	By:	/s/ Charles D. Forman
Sheldon G. Adelson		Dr. Miriam Adelson		Charles D. Forman

2002 REMAINDER TRUST
By:	/s/ Dr. Miriam Adelson	By:	/s/ Irwin Chafetz	By:	/s/ Timothy D. Stein
Dr. Miriam Adelson, Trustee		Irwin Chafetz, Trustee		Timothy D. Stein, Trustee

SHELDON G. ADELSON 2005 FAMLY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Sheldon G. Adelson, Trustee

Exhibit 2

REPORTING PERSONS

Dr. Miriam Adelson

Sheldon G. Adelson

Charles D. Forman

2002 Remainder Trust

Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005